Aeroflex Incorporated
35 South Service Road
P.O. Box 6022
Plainview, New York 11803

November 15, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Russell Mancuso, Branch Chief

Re:           Aeroflex Incorporated
Form 10-K for the fiscal year ended June 30, 2010
Filed September 2, 2010
File No. 033-88878

Dear Mr. Mancuso:

Aeroflex Incorporated (the “Company”) has received the comments of the Securities and Exchange Commission set forth in your letter dated November 1, 2010 (the “Comment Letter”) with respect to the above referenced filing.

As requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the undersigned or the Company’s counsel, Gary T. Moomjian, Esq., at (516) 937-5900.

Very truly yours,

Aeroflex Incorporated

By: /s/ Charles Badlato
Name:  Charles Badlato
Title:    Vice President – Treasurer

cc:  Allicia Lam